Greater Bay Bancorp Annual Report 2004

It's business

"Never mix business with pleasure," is an adage you'll *never* hear from anyone at Greater Bay.



Greater Bay has created a sweet spot between the impersonal scale of "major" institutions and the limited geography and capacity of smaller competitors. Add to this a diversity-by-design that provides benefits to both clients and shareholders, and you have the essence of what makes this company something more than meets the eye.

Our Strategy

One principle that has guided Greater Bay since its inception is that long-term shareholder value comes from providing consistently exceptional client value. This belief takes the tangible form of a business that is based on relationships—the relationship between a successful business owner and an experienced banker, the relationship between Greater Bay's community banking franchises and its streamlined support organization, the relationship between a local relationship manager and Greater Bay's international bankers and cash management experts, the relationship between a banking client and ABD's top-flight insurance experts. All of these interlocking relationships are the fabric that makes Greater Bay strong and sets it apart. And while "relationship" is a word often heard in today's business environment, it is more than a word to our company and our clients—it is a promise, a commitment, a mission, and a reality.

An equally important relationship exists between our community banking franchises and our communities, and between those communities and the regional economy they comprise. An integral part of the Greater Bay story is the fact that the San Francisco Bay Area—one of the most strategically dynamic economies in the country—is the place we call home.

A Strong Regional Economy

We see our Bay Area home as a genuine advantage for our long-term growth and success, especially considering the diversity and depth of business opportunity here. And in addition to world-class educational institutions and a track record for business innovation, the Bay Area has one of the highest levels of worker productivity in the nation, the highest level of workforce education and a particularly strong international trade position.

The companies and individuals who are harnessing these inherent regional strengths are the clients forming the relationships that make Greater Bay a unique and exemplary financial services enterprise. It is here that we have assembled 11 community banking franchises with 40 banking offices into an organization that is both nimble and effective. And, it is from here that we have added diversification and strength in specialized financial services. It is also from here that we have added the strength and expertise of one of the nation's leading insurance brokerage firms—ABD.

Greater Bay is Community Banking

Another label frequently heard today is "community banking." While many would like to claim this for themselves, we believe that there is more to being a community bank than a convenient phrase. At Greater Bay, we have built a business that is about people serving people. It is about local decisions made with superior local knowledge that comes from genuine local involvement. Our bankers know their communities because they are an integral part of their communities and have been for decades. And equally important, Greater Bay's community bankers are part of a regional financial leader that brings extensive expertise and the strength of nearly $7 billion in assets. This is combined with a style of business that is personal, consultative and collaborative, resulting in a competitive advantage in a very attractive market.

This local focus and local authority—with regional strength—is something that truly sets Greater Bay apart, and has created a sweet spot between the impersonal scale of "major" institutions and the limited geography and capacity of smaller competitors. This, in turn, allows us to create long-term relationships that continue to serve clients as their needs evolve and grow—a model that is genuinely the best of both worlds.

Strength in Diversification

A logical and important extension of Greater Bay's community banking enterprise is our group of Specialty Finance businesses. Here, while personal relationships and quality service are part of the business model, the playing field is much wider and the expertise is very well defined. Commercial finance, SBA lending, residential lending, lease financing and asset-based lending are specialties that are connected to our community banking business in the Bay Area, but are also "free standing" businesses in their own right, and on a larger—even national—scale. Economies of scale and expertise have refined these activities to a level of virtual science, and we enjoy a best-of-breed reputation in several key areas.

Greater Bay's Matsco, for example, focuses on the unique financial requirements of dental and veterinarian practices across the nation, providing expertise and services in everything from practice acquisition and start-up, to equipment and expansion financing.

Our SBA lending unit—a National Preferred Lender—provides financing to small business clients not only in California, but throughout the United States. Synergies with these businesses and our community banking franchises are indeed logical, but equally significant are synergies within the group itself. Matsco clients, for example, now have access to SBA-guaranteed loans through the lender they already know and trust.

ABD's Top-Tier Insurance Services

The proverbial "third leg" of Greater Bay's strategic stool is ABD Insurance and Financial Services. While adding the earnings power of the fourth largest bank-owned insurance brokerage in America makes intuitive sense in its own right, ABD's client-centric relationship approach to business makes it a good cultural fit with its Greater Bay counterparts. From its dominant position in the greater San Francisco Bay Area, ABD has expanded to key strategic markets in the western United States, and enjoys a reputation for efficiency and client service that we believe is difficult to rival. This standing has come from a consistent strategy of helping clients manage liability and risk with tailored insurance solutions backed by extensive experience and in-depth industry expertise. This too, is another variation on a key theme of personal relationships and expert knowledge.

ABD also offers clients the benefits of cutting-edge technology. Its CyberSure® website, for example, is a valuable tool available to clients for risk management, employee benefits consulting and online transaction processing.

Setting the Stage for Future Growth

Greater Bay's track record for shareholder value is an important part of our history. But success does not preclude the need for change—in fact it mandates it. Change is an intrinsic component of growth, and growth is an essential part of our culture. In 2004, we undertook a number of key infrastructure and capacity initiatives to help us better leverage our core strengths and build for the future.

We implemented new credit standards and processes to further support local decision-making, and provided new loan pricing and profitability tools for our local lenders. We consolidated our 11 separate community bank charters into a single national bank charter regulated by the Office of the Comptroller of the Currency. While we have streamlined, we have also maintained our local operating structures and local market identities to continue to best serve our local communities. We have moved to standardize key functions and product offerings, while not centralizing the local management of our business—preserving the character and spirit of our founding principles.

These changes, we believe, will make us an even more nimble organization, one with greater consistency of controls and even better positioned to grow both organically and through acquisition when appropriate opportunities arise.

This year, we continued to strengthen our management team with the addition of key executives who possess an important breadth and depth of experience in a wide range of financial services. The shared sense of mission and opportunity seen today in our management team positions us for the intelligent growth that will preserve an important legacy while finding new and even more exciting horizons.

A Smart Investment

Greater Bay began as an insightful idea that became an impressive organization and is now poised to be a leader in its chosen markets and communities. We have taken the essence of local community banks, serving the needs of one of the most sought-after customer segments—local businesses and their owners—and married that to a complementary collection of expert services and diversified financial specialties. Led by an experienced leadership team, this combination has produced a "just right" business model that continues to serve our clients and shareholders alike.

For us, business is personal. We founded our company with an understanding of the importance of relationships—and that remains a cornerstone today. We have invested in the infrastructure and leadership necessary to begin our next chapter of success, and we are poised for growth and expansion in those areas where our unique style of business will add value to communities, companies, individuals, and shareholders.



yron Scordelis and Duncan Matteson

To Our Shareholders

Your company posted another solid year of operating performance, which was highlighted by earnings of $92.9 million for the year ended December 31, 2004. We achieved these results in the face of continued interest rate volatility as well as the ongoing challenges of the Bay Area economy. Once again, our results validated the relationship-oriented, local knowledge and local decision-making based essence of our operating beliefs and practices.

During the past year core deposits grew by $243 million—our third consecutive year of healthy growth in clear contrast to the perceived status of our regional economy. While the size of our loan portfolio continues to reflect the condition of that economy, our credit quality metrics were enviable. Delinquent loans stood at a stellar 0.35% of total loans at year-end, net loan losses reflected a decline of nearly 70% over the past two years and non-performing assets fell by a meaningful amount from the prior year's end. These indicators are a direct reflection of our steadfast dedication to the principle of extending sound loans for constructive purposes in each of our local markets, and to the rigorous application of prudent credit practices.

We are also very pleased with the continued success of our quest toward greater diversification of our revenue sources—by both type and geographic location. Our commercial insurance brokerage subsidiary, ABD Insurance and Financial Services, posted record revenue of $131 million, and helped to boost your company's non-interest revenue to nearly 40% of total revenue in 2004. In keeping with its strategic intent to build a pre-eminent West Coast franchise position, ABD has successfully integrated its 2003 acquisition of Sullivan and Curtis in Seattle—one of the most respected commercial brokerage firms in the Pacific Northwest. We look with optimism and anticipation to ABD's continued future achievement of both organic and acquisitive growth and to its valued contribution to our overall financial performance.

In the specialty finance area, we continued to be similarly pleased with results in each major area of business activity. At Matsco, one of the nation's largest providers of commercial financing to dentists and veterinarians, we achieved another year of solid portfolio growth, as well as both meaningful increases in operating efficiency and continued strength in credit quality. We are proud to note that Greater Bay Capital, our small-ticket leasing division, has grown to nearly $200 million in high-quality leasing receivables from a standing start a little more than two years ago. Once again, these businesses provided both the quality asset growth that we sought in 2004, as well as the geographic diversification of revenue, which we believe to be consistent with your shareholder interests.

While we have diligently endeavored to achieve these measurable results, it is our guiding beliefs that are enduring and continue to be at the core of all that we do. At its essence, ours is a business of assessing and bearing risk—and we do so with an ever-mindful eye to optimizing the long-term capital that you have entrusted to us. We believe in the active engagement of our valued employees in the process of growing your company—and in recognizing, rewarding and providing clear opportunities for professional advancement to those who contribute to our success. We believe in being an active participant in the communities that we serve—for our ultimate success is inexorably tied to the vibrancy and well-being of the very people who live and work there. And we believe in an absolutely uncompromising focus on excellence in every facet of our business and in being the unquestioned best at every undertaking in which we are engaged.

In this regard, we would highlight two particular areas of accomplishment in 2004. First, with an effective system of internal controls being at the very heart of any risk-bearing enterprise, we committed a significant investment of both effort and financial resources to assure our full measure of compliance with the spirit and letter of the Sarbanes-Oxley Act—a key litmus test for the integrity of corporate financial reporting and controls. We feel that this investment yielded long-term value in assuring that a control-based cornerstone, upon which our long-term growth can be built, is indeed in place, and we believe that the results of this substantial effort are reflected in the independent evaluation of our financial reports and controls.

Second, we are proud to report that the Greater Bay Bancorp Foundation contributed more than $1 million to nearly 900 deserving nonprofit recipients throughout the greater Bay Area during 2004—bringing our Foundation's total level of giving to nearly $9 million since its inception. In addition, we are gratified that countless employees throughout the Company devoted thousands of hours to community service during this past year as a tangible expression of our resolve to invest in the long-term vitality of the communities that we serve. We extended more than $6.7 million in credit to assist in the formation of affordable housing, invested in both tax credit and venture capital opportunities explicitly aimed at accelerating the commercial development of neighborhoods in need and consolidated our Small Business Administration (SBA) lending into a single company-wide business unit as part of our effort to become the pre-eminent SBA lender in the greater Bay Area. We were pleased to have been granted national "preferred lender" status by the SBA in early 2004, and are proud to profile one of our borrowers in this report who was recognized as this region's "Small Business Person of the Year" by the SBA in 2004.

Finally, we would like to acknowledge the retirement of seven members of our Board in early 2005—Bob Archer, Susan Ford Dorsey, Jim Jackson, Stan Kangas, Rex Lindsay, Warren Thoits, and John Whalen. Many of these Directors were also founders of the banking franchises that joined the Greater Bay family, and provided years of invaluable service, hard work and dedication in singular service of shareholder interests. We are deeply appreciative of their many contributions in that regard, and have endeavored to affirm that gratitude by naming each of them as a Director Emeritus of the Board. The subsequently reduced size of our Board is consistent with a long-term governance objective to sustain a membership level that optimizes both its efficiency and operating effectiveness.

This has been another important year for strengthening our base, identifying efficiency opportunities and continuing to lay the groundwork for growth and expansion in our diverse but complementary business activities. Our future is promising, and we continue to invest in the people and systems that will allow Greater Bay to fully leverage not only our business potential, but also the important role we play in the lives of the people, the businesses and the communities we serve. We thank you for your continued support.

Byron A. Scordelis
President and
Chief Executive Officer

Duncan L. Matteson
Chairman of the Board

Selected Financial Highlights

As of and for the five years ended December 31, (Dollars in thousands, except per share amounts)

Net Income (in millions)



2004
2003
2002
2001
2000

$92.9 $92.0 $124.3 $79.8 $67.2

Net Income Per Diluted Share



2004
2003
2002
2001
2000

$1.50 $1.62 $2.30 $1.57 $1.33

Return on Average Assets



2004
2003
2002
2001
2000

1.25% 1.16% 1.50% 1.18% 1.34%

Regulatory Capital–
Total Capital to Risk Weighted Assets



2004
2003
2002
2001
2000

14.27% 14.13% 12.97% 12.79% 10.87%

Allowance for Loan and Lease Losses
(in millions)



2004
2003
2002
2001
2000

$107.5 $124.5 $128.0 $122.5 $89.5

Allowance for Loan and Lease
Losses to Total Loans



2004
2003
2002
2001
2000

2.40% 2.73% 2.66% 2.72% 2.19%

Assets (in billions)



2004
2003
2002
2001
2000

$6.93 $7.60 $8.08 $7.88 $5.82

Loans, net (in billions)



2004
2003
2002
2001
2000

$4.36 $4.41 $4.66 $4.37 $3.98

*Core Deposits (in billions)



2004
2003
2002
2001
2000

$4.81 $4.56 $4.43 $4.07 $4.37

*Core Deposit Portfolio Composition (in billions)



A
B
C
D

A	MMDA, NOW and savings	$ 3.26	67.9%
B	Demand, non-interest bearing	1.05	21.9%
C	Time certificates, $100,000 and over	0.36	7.3%
D	Other time certificates	0.14	2.9%
	Total Core Deposits	$ 4.81	100.0%

Loan Portfolio Composition (in billions)



A
B
C
D
E

A	Commercial	$1.97	43.9%
B	Term real estate–commercial	1.60	35.6%
C	Real estate construction and land	0.48	10.7%
D	Real estate other	0.29	6.5%
E	Consumer and other	0.14	3.2%
	Total Loans, Gross	$4.48	100.0%

*Core deposits exclude brokered deposits and institutional certificates of deposit.

Selected Financial Highlights

As of and for the five years ended December 31, (Dollars in thousands, except per share amounts)

	2004	2003	2002 [1]	2001	2000 [2]
Statement of Operations Data					
Interest income	$ 376,499	$ 407,719	$ 505,412	$ 507,241	$ 423,639
Interest expense	90,876	109,838	160,555	199,793	165,892
Net interest income	285,623	297,881	344,857	307,448	257,747
Provision for credit losses	5,521	28,195	59,776	54,727	28,821
Net interest income after provision credit losses	280,102	269,686	285,081	252,721	228,926
Non-interest income	186,585	171,542	156,122	44,842	47,131
Operating expenses	314,315	292,208	244,876	191,279	165,228
Income before income tax expense	152,372	149,020	196,327	106,284	110,829
Income tax expense	59,453	57,017	72,053	26,468	43,665
Net income	$ 92,919	$ 92,003	$ 124,274	$ 79,816	$ 67,164
Per Share Data					
Earnings per common share:					
Basic	$ 1.68	$ 1.65	$ 2.35	$ 1.61	$ 1.40
Diluted [3]	1.50	1.62	2.30	1.57	1.33
Cash dividends per common share	0.57	0.54	0.49	0.43	0.35
Book value per common share	12.89	12.54	11.64	9.31	7.92
Common shares outstanding at year end	51,179,450	52,529,850	51,577,795	49,831,682	48,748,713
Average common shares outstanding	51,468,000	52,040,000	51,056,000	49,498,000	47,899,000
Average common and common equivalent shares outstanding [3]	57,881,000	53,008,000	54,146,000	50,940,000	50,519,000
Performance Ratios					
Return on average assets	1.25%	1.16%	1.50%	1.18%	1.34%
Return on average common shareholders' equity	14.21%	14.52%	22.43%	17.77%	19.21%
Return on average total equity	12.45%	12.88%	20.29%	17.77%	19.21%
Net interest margin	4.36%	4.20%	4.52%	4.86%	5.56%
Balance Sheet Data - At Period End					
Assets	$ 6,932,057	$ 7,599,962	$8,080,539	$7,882,886	$5,823,208
Loans, net	4,361,603	4,413,318	4,663,188	4,373,174	3,975,273
Securities	1,615,273	2,227,152	2,562,986	2,970,630	1,091,064
Deposits	5,102,839	5,312,667	5,272,273	4,990,071	4,750,404
Borrowings	788,975	1,282,191	1,947,554	2,320,671	565,876
Preferred stock of real estate investment trust subsidiaries of the Bank	12,621	12,162	12,510	11,860	-
Convertible preferred stock	103,816	91,752	80,900	-	-
Common shareholders' equity	659,250	658,765	600,159	463,684	385,948
Asset Quality Ratios					
Nonperforming assets [4] to total loans	0.98%	1.36%	0.80%	0.69%	0.32%
Nonperforming assets [4] to total assets	0.64%	0.81%	0.47%	0.39%	0.22%
Allowance for loan and lease losses to total loans	2.40%	2.73%	2.66%	2.72%	2.19%
Allowance for loan and lease losses to nonperforming loans [4]	245.97%	201.76%	339.00%	395.70%	687.44%
Net charge-offs to average loans	0.40%	0.67%	1.19%	0.59%	0.33%
Regulatory Capital Ratios					
Tier I leverage ratio	10.67%	9.98%	8.61%	8.01%	8.79%
Tier I risk-based capital ratio	13.01%	12.87%	11.71%	10.49%	9.57%
Total risk-based capital ratio	14.27%	14.13%	12.97%	12.79%	10.87%

[1] In March 2002 we acquired ABD and began to earn insurance brokerage commissions, which are included in non-interest income. Previously, we had earned no such revenue.

[2] Restated on a historical basis to reflect the merger with SJNB Financial Corp during 2001 on a pooling-of-interests basis.

[3] Diluted earnings per common share and average common and common equivalent shares outstanding for the years ended December 31, 2003, 2002, 2001 and 2000, have been restated to reflect the December 31, 2004 adoption of Emerging Issues Task Force, or EITF, Issue No 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," or EITF Issue 04-8.

[4] Excludes accruing loans past due 90 days or more and restructured loans.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets (dollars in thousands)	As of December 31, 2004	2003
Assets:		
Cash and cash equivalents	$ 171,657	$ 275,891
Securities at fair value	1,615,273	2,227,152
Total loans, net	4,361,603	4,413,318
Other assets	783,524	683,601
Total assets	$6,932,057	$ 7,599,962
Liabilities and shareholders' equity:		
Total deposits	$5,102,839	$ 5,312,667
Borrowings	788,975	1,282,191
Other liabilities	264,556	242,425
Preferred stock of real estate investment trust subsidiaries	12,621	12,162
Shareholders' equity	763,066	750,517
Total liabilities and shareholders' equity	$6,932,057	$ 7,599,962

See notes to consolidated financial statements

Condensed Consolidated Statements of Operations (dollars in thousands, except per share amounts)	For the years ended December 31, 2004	2003	2002
Interest income	$ 376,499	$ 407,719	$ 505,412
Interest expense	90,876	109,838	160,555
Net interest income	285,623	297,881	344,857
Provision for credit losses	5,521	28,195	59,776
Net interest income after provision for credit losses	280,102	269,686	285,081
Non-interest income	186,585	171,542	156,122
Operating expenses	314,315	292,208	244,876
Income before provision for income taxes	152,372	149,020	196,327
Provision for income taxes	59,453	57,017	72,053
Net income	$ 92,919	$ 92,003	$ 124,274
Earnings per common share - basic	$ 1.68	$ 1.65	$ 2.35
Earnings per common share - diluted	$ 1.50	$ 1.62	$ 2.30

See notes to consolidated financial statements

Condensed Consolidated Statements of Comprehensive Income (dollars in thousands)	For the years ended December 31, 2004	2003	2002
Net income	$ 92,919	$ 92,003	$ 124,274
Other comprehensive income / (loss)	(18,683)	(18,415)	14,657
Comprehensive income	$ 74,236	$ 73,588	$ 138,931

See notes to consolidated financial statements

Condensed Consolidated Statements of Shareholders' Equity (dollars in thousands)	For the years ended December 31, 2004	2003	2002
Beginning balance	$ 750,517	$ 681,059	$ 463,684
Net income	92,919	92,003	124,274
Other comprehensive income / (loss), net of taxes	(18,683)	(18,415)	14,657
7.25% convertible preferred stock issued in purchase accounting transaction	12,197	10,852	80,900
Stock issued via employee benefit plans and Dividend Reinvestment Plan	20,658	19,129	26,883
Stock repurchased	(59,208)	-	-
Cash dividend declared	(35,334)	(34,111)	(29,339)
Ending balance	$ 763,066	$ 750,517	$ 681,059

See notes to consolidated financial statements

Condensed Consolidated Statements of Cash Flows (dollars in thousands)	For the years ended December 31, 2004	2003	2002
Cash flows - operating activities:			
Net income	$ 92,919	$ 92,003	$ 124,274
Other, net	(928)	72,046	(5,138)
Operating cash flows, net	91,991	164,049	119,136
Cash flows - investing activities:			
Purchase, sales and maturities of securities, net	599,171	294,695	470,189
Loans, net	6,443	163,965	(374,776)
Other, net	(23,871)	(17,957)	(45,441)
Investing cash flows, net	581,743	440,703	49,972
Cash flows - financing activities:			
Net change in deposits	(209,828)	40,394	282,202
Net change in borrowings	(493,410)	(667,012)	(364,744)
Cash dividends	(35,334)	(34,111)	(29,339)
Other, net	(39,396)	17,354	41,883
Financing cash flows, net	(777,968)	(643,375)	(69,998)
Net change in cash cash equivalents	(104,234)	(38,623)	99,110
Cash and cash equivalents at beginning of period	275,891	314,514	215,404
Cash and cash equivalents and end of period	$ 171,657	$ 275,891	$ 314,514

See notes to consolidated financial statements

Greater Bay Bancorp

Board of Directors

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Byron A. Scordelis
President and
Chief Executive Officer
Greater Bay Bancorp

Robert A. Archer*
Chairman
Coast Counties Truck and Equipment Co.

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and Financial Services

Susan Ford Dorsey*
President
Sand Hill Foundation

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

James E. Jackson*
Attorney at Law
James E. Jackson, A Professional Corp.

David L. Kalkbrenner
Vice Chairman
Retired President and
Chief Executive Officer
Greater Bay Bancorp

Stanley A. Kangas*
Retired Consulting Engineer and Private Investor

Daniel G. Libarle
President and Owner
Lace House Linen, Inc.

Rex D. Lindsay*
Private Investor

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones & Appel, Inc.

George M. Marcus
Chairman
The Marcus & Millichap Company

Glen McLaughlin
Retired President and
Chief Executive Officer
Venture Leasing Associates

Linda R. Meier
Community Volunteer

Donald H. Seiler
Founder
Seiler & Company, LLP

Warren R. Thoits*
Attorney at Law
Thoits, Love, Hershberger & McLean

James C. Thompson
Partner
Comstock, Thompson, Kontz & Brenner

Thaddeus J. Whalen, Jr.*
Professor of Economics
Santa Clara University

Executive Officers

Byron A. Scordelis
President and
Chief Executive Officer

Colleen M. Anderson
Executive Vice President
Community Banking

Kimberly S. Burgess
Executive Vice President and Chief Administrative Officer

Peggy Hiraoka
Executive Vice President
Human Resources

Kamran F. Husain
Senior Vice President,
Controller and
Chief Accounting Officer

Linda M. Iannone
Senior Vice President,
General Counsel and
Corporate Secretary

Gregg A. Johnson
Executive Vice President
Business and Technology Services

Kenneth A. Shannon
Executive Vice President and Chief Risk Officer

James S. Westfall
Executive Vice President and Chief Financial Officer

*Retired and named Director Emeritus of the Board effective March 1, 2005

ABD Insurance and Financial Services

Board of Directors

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and
Financial Services

James J. Czesak
Executive Vice President
Employee Benefits
ABD Insurance and
Financial Services

Daniel R. Francis
Chief Operating Officer
ABD Insurance and
Financial Services

James H. Hall
President
Employee Benefits
ABD Insurance and
Financial Services

Samuel L. Jones
President
Property and Casualty
ABD Insurance and
Financial Services

David L. Kalkbrenner
Vice Chairman
Retired President and
Chief Executive Officer
Greater Bay Bancorp

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Strategic Development Boards

Bank of Petaluma

Howard B. Daulton, II
President and
Chief Executive Officer
Bank of Petaluma

Walter E. Bragdon
Retired President and
Chief Executive Officer
Bank of Petaluma

John H. Dado
Retired CPA

Robert W. Giacomini
President
Robert Giacomini
Dairy, Inc.

Henry C. Hansel
President
Hansel Auto Group

Max K. Herzog
President and Owner
Sleepy Hollow Dairy
and Sleepy Hollow
Vineyards

John J. King, Jr.
Of Counsel
Anderson, Zeigler,
Disharoon, Gallagher
& Gray

Daniel G. Libarle
President and Owner
Lace House Linen, Inc.

James E. McCaffrey
Sole Proprietor
McCaffrey Offices

William H. McDevitt
President
McDevitt & McDevitt
Construction Corp.

William J. McDowell
Owner
McDowell Dairy

Bank of Santa Clara

Michael J. King
President and
Chief Executive Officer
Bank of Santa Clara

Louis F. Boitano
Senior Partner
Boitano, Sargent &
Lilly, LLP

A. Stanley Chinchen
Private Investor

Gerald R. Graham
Chairman
Reed & Graham, Inc.

Louis J. Mariani
Owner
Mariani's Restaurant
and Inn

Donald R. Von Raesfeld
Retired City Manager
City of Santa Clara

Bay Area Bank

Frank M. Bartaldo, Jr.
President and
Chief Executive Officer
Bay Area Bank

Robert R. Haight
Private Investor

Stanley A. Kangas
Retired Consulting
Engineer and Private
Investor

David J. Macdonald
Real Estate Broker
David J. Macdonald
Real Estate

Dennis W. Royer
Real Estate Broker

Bay Bank of Commerce

Oswald A. Rugaard
Independent Sales
Consultant

Mark A. Wilton
Owner
MarWil Investment

Coast Commercial Bank

William Brooks
Owner
Brooks Properties

Gilbert W. "Bud"
Cummings
Retired

Frank Minuti, Jr.
Certified Public
Accountant and
President
Berger-Lewis
Accountancy

Harvey J. Nickelson
Retired President and
Chief Executive Officer
Coast Commercial
Bank

Gus J. Norton
Retired

James C. Thompson
Partner
Comstock, Thompson,
Kontz & Brenner

Cupertino National Bank

David R. Hood
President and
Chief Executive Officer
Cupertino National
Bank

C. Donald Allen
Financial Consultant

Stephen C. Andrews
Retired President
McWhorters Stationers

Carl E. Cookson
Owner
Business Connections

Janet M. De Carli
Broker
Coldwell Banker
Real Estate

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

James E. Jackson
Attorney at Law
James E. Jackson,
A Professional Corp.

Cynthia Kenyon-
Lazares
President
CBIZ–Mayer Hoffman
McCann

Rex D. Lindsay
Private Investor

Richard W. Lowenthal
Council Member
City of Cupertino

Cupertino National Bank – Continued

Glen McLaughlin
Retired President and
Chief Executive Officer
Venture Leasing
Associates

Steve C. Smith
Financial Consultant

John M. Sobrato
General Partner
Sobrato Development
Companies

Devendra Verma
Private Investor
and Partner
Edgewood Ventures
Partners

Dennis S. Whittaker
President
Whittaker Insurance
Agency, Inc.

Golden Gate Bank

James R. Woolwine
Chairman, Strategic
Development Board
Golden Gate Bank

James P. Williams
President and
Chief Operating Officer
Golden Gate Bank

Mara Brazer
Principal, Public
Relations and
Marketing Consultant
Brazer
Communications

George H. Clyde, Jr.
Attorney at Law
Rules Advisor
The 2007 America's
Cup

Kay Dryden
Attorney at Law

Mary C. Falvey
Management
Consultant
Falvey Associates

Donald R. Krohn
Managing Partner
Krohn and Croak

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones &
Appel, Inc.

Robert A. Luster
Chief Executive Officer
Luster National, Inc.

Stephen D. Mayer
President and
Chief Executive Officer
Burr, Pilger & Mayer,
LLP

Mid-Peninsula Bank

Teresa C. Lachenbruch
President and
Chief Executive Officer
Mid-Peninsula Bank

Lawrence A. Aufmuth
Principal
Aufmuth Law
Corporation

Allan F. Brown
Chairman
Vance Brown, Inc.

James G. B. DeMartini, III
Managing Partner
Seiler & Company, LLP

Leonard W. Ely
Retired President
Ely Motor Company

Timothy Howard
General Partner
CHP Capital

R. Hewlett Lee, MD
Retired Surgeon and
Former Executive
Director
Palo Alto Medical
Clinic

Helen C. Leong
Managing Partner
Leong Ventures

Dennis A. LeVett
President
Strutz-LeVett Company

Warren R. Thoits
Attorney at Law
Thoits, Love,
Hershberger & McLean

Donald A. Way
Chairman and
Chief Executive Officer
Thoits Insurance
Service, Inc.

Mt. Diablo National Bank

J. Craig Van Selow
President and
Chief Executive Officer
Mt. Diablo National
Bank

Robert Y. Anderson
CPA, CFP, CVA and
Managing Partner
Blanding, Boyer &
Rockwell, LLP

Michael K. Brown
Attorney at Law
Morgan Miller Blair

Frank L. Capilla
Chairman
Can-Am Plumbing

John P. Ferreri
President
Ferreri Investment
Corp.

Stephen D. Roath
President
California Symphony
Retired Chief Executive
Officer
Longs Drug Stores
Corp.

Mark O. Sweeney
Principal
CM Realty

James N. Vlamis
Director of Sales –
Retail
Dreyer's Grand Ice
Cream

Peninsula Bank of Commerce

Mark F. Doiron
President and
Chief Executive Officer
Peninsula Bank of
Commerce

Francis G. Azzopardi
Partner
South City Lumber,
Inc., and Pacific Manor
Hardware, Inc.

George R. Corey
Senior Partner
Corey, Luzaich and
Pliska, LLP

Daniel J. Harrington
CPA and Partner
Good & Fowler, LLP

Robert A. Marshall, Sr.
Principal
Marshall Realty

Joseph W. Welch
President
San Bruno Investment
Co., Inc.
Partner
Welch Family
Partnership

San Jose National Bank

Stephen G. Heitel
President and
Chief Executive Officer
San Jose National
Bank

Ray S. Akamine
Chief Financial Officer
Hill View Packing Co.,
Inc.

Robert A. Archer
Chairman
Coast Counties Truck
and Equipment Co.

Rod Diridon, Sr.
Executive Director
Mineta Transportation
Institute

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones
& Appel, Inc.

Diane P. Rubino
President
Hill View Packing
Co., Inc.

Corporate Directory

Community Banking

Bank of Petaluma
800 North McDowell Blvd.
Petaluma, CA 94954
707-765-2222

Bank of Santa Clara
1995 El Camino Real
Santa Clara, CA 95050
408-496-4800

Bay Area Bank
900 Veterans Blvd.
Redwood City, CA 94063
650-367-1600

Bay Bank of Commerce
1495 East 14th St.
San Leandro, CA 94577
510-357-2265

Coast Commercial Bank
75 River St.
Santa Cruz, CA 95060
831-458-4500

Cupertino National Bank
20230 Stevens Creek Blvd.
Cupertino, CA 95014
408-996-1144

Golden Gate Bank
225 Bush St., Ste. 100
San Francisco, CA 94104
415-421-9000

Mid-Peninsula Bank
420 Cowper St.
Palo Alto, CA 94301
650-614-5780

Mt. Diablo National Bank
1255 Treat Blvd, Suite 160
Walnut Creek, CA 94597
925-979-2616

Peninsula Bank of Commerce
1001 Broadway
Millbrae, CA 94030
650-697-4333

San Jose National Bank
One North Market St.
San Jose, CA 95113
408-947-7562

Greater Bay Bank
Mission between 5th & 6th
Carmel-by-the-Sea, CA 93921
831-620-0140

39470 Paseo Padre Pkwy.
Fremont, CA 94538
510-818-2900

60 South Market St., Ste. 100
San Jose, CA 95113
408-286-1595

999 Fifth Ave., Ste. 100
San Rafael, CA 94901
415-258-8595

1255 Treat Blvd., Ste. 100
Walnut Creek, CA 94597
925-979-7200

Greater Bay Private Capital Banking
400 Emerson St.
Palo Alto, CA 94301
650-614-5700

Venture Banking Group
Three Palo Alto Square, Ste. 150
Palo Alto, CA 94306
650-813-3800

Specialized Financial Businesses

CAPCO
3006 Northup Wy., Ste. 103
Bellevue, WA 98004
800-958-2890

Greater Bay International Banking
225 Bush St., Ste. 100
San Francisco, CA 94104
800-891-1112

Greater Bay SBA Lending
60 South Market St.
San Jose, CA 95113
800-722-4711

Greater Bay Capital
100 Tri-State International, Ste. 140
Lincolnshire, IL 60069
800-570-3607

Greater Bay Trust Company
400 Emerson St., 2nd Fl.
Palo Alto, CA 94301
650-614-5711

Matsco
2000 Powell St., 4th Fl.
Emeryville, CA 94608
800-326-0376

Pacific Business Funding
20195 Stevens Creek Blvd., Ste. 220
Cupertino, CA 95014
408-255-9300

Insurance Brokerage

ABD Insurance and Financial Services
305 Walnut Street
Redwood City, CA 94063
650-839-6000

Greater Bay Bancorp Foundation

Greater Bay Bancorp Foundation
1900 University Ave., 6th Fl.
East Palo Alto, CA 94303
650-838-6142

Corporate and Investor Information

Administrative Office

Greater Bay Bancorp
1900 University Ave., 6th Fl.
East Palo Alto, CA 94303
650-813-8200
www.gbbk.com

Corporate Counsel

Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA 90064
310-312-4000

Registrar and Transfer Agent

Wells Fargo Shareowners Services
161 North Concord Exchange St.
South St. Paul, MN 55975-1139
800-468-9716

Certified Public Accounts

PricewaterhouseCoopers LLP
199 Fremont St.
San Francisco, CA 94105
415-498-5000

Additional Financial Reports

For information beyond that shown in this report, shareholders may receive, without charge, the Company's Annual Report on Form 10-K for 2004, which was filed with the SEC, by writing to:

James S. Westfall
Executive Vice President and Chief Financial Officer
1900 University Ave., 6th Fl.
East Palo Alto, CA 94303

Stock Information

Quarter ended	High	Low	Cash Dividends Declared
2004			
December 31	$31.82	27.88	0.1425
September 30	30.00	25.07	0.1425
June 30	30.01	27.02	0.1425
March 31	30.21	26.76	0.1425
2003			
December 31	$29.34	21.23	0.135
September 30	22.89	18.53	0.135
June 30	23.30	14.40	0.135
March 31	18.36	12.94	0.135

At Greater Bay, business is personal.


At Greater Bay, business is personal.



We maintain personal relationships throughout the country from our home in the Bay Area.

South Bay
Bank of Santa Clara
Cupertino National Bank
Greater Bay Bank San Jose
San Jose National Bank
Venture Banking Group

San Francisco / Peninsula
Bay Area Bank
Golden Gate Bank
Mid-Peninsula Bank
Peninsula Bank of Commerce
Greater Bay Private Capital Banking

East Bay
Bay Bank of Commerce
Greater Bay Bank Fremont
Greater Bay Bank Walnut Creek
Mt. Diablo National Bank

Monterey Bay
Coast Commercial Bank
Greater Bay Bank Carmel

North Bay
Bank of Petaluma
Greater Bay Bank Marin

Other Divisions / Businesses
ABD Insurance and Financial Services
CAPCO
Greater Bay Capital
Greater Bay International Banking
Greater Bay Residential Lending
Greater Bay SBA Lending
Greater Bay Trust Company
Matsco
Pacific Business Funding

Our Solutions

Asset-Based Lending
Cash Management Services
Commercial Banking
Commercial Insurance Brokerage
Construction Financing
Equipment Financing
Foreign Exchange Services
International Banking
Lease Financing
Personal and Private Banking
Residential Lending
Small Business Administration (SBA) Lending
Trust and Investment Services
Venture Banking

Greater Bay Bancorp is a diversified financial services organization committed to business excellence and superior relationship-based client service delivered through 11 Bay Area community banking franchises, national specialty finance businesses and our leading regional commercial insurance brokerage—ABD Insurance and Financial Services.





[illegible] City Center Office Building, Oakland, CA

Rik, Jann and Fred at ABD

"Our industry-specific expertise provides a depth of knowledge that saves clients time and money."

—Jann McCully, ABD Insurance and Financial Services



Paseo Colorado Mixed-Use Project, Pasadena, CA

Rik Kunnath, CEO, Pankow; Jann McCully, Chief Information Officer, and Fred de Grosz, President and Chief Executive Officer, ABD Insurance and Financial Services

The ability to manage and mitigate risk is critical in the construction business. Pankow, one of the country's largest general contractor firms, thought it was well represented by its nationally known insurance provider—until they got to know ABD.

Pankow CEO Rik Kunnath was introduced to ABD through his long-term relationship with Greater Bay's Golden Gate Bank. "ABD's Fred de Grosz told me to call him if I needed anything," recalls Rik, "even though they weren't our broker at the time." Soon, though, Rik had reason to get in touch. One of Pankow's insurance carriers was not responding to a very significant claim, and Pankow's current broker was unable to get the claim paid. "Within 48 hours of calling Fred, the claim was paid," says Rik. "We thought it was a miracle." ABD showed that it can truly walk the talk, and is now Pankow's new insurance brokerage firm.

It's been a good move for many reasons. "The ability to make a call and have an expert in safety or environmental issues respond immediately was something our other broker didn't offer," says Rik. State-of-the-art technology, like ABD's CyberSure® that allows Pankow to quickly issue on-site certificates of insurance, also sets ABD apart. "ABD's resources are deep," says Rik, "and the personal relationships we've developed are truly valuable."

"It seemed like a miracle, but they perform this sort of magic every day."

One of the largest general contractors in the United States, Pankow is a pioneer of the Design-Build project delivery system that helps ensure on-time, on-budget performance to meet clients' specifications. "In our business, we depend on the quality of personal relationships, whether it's with our building subcontractors or our insurance broker," says Pankow CEO Rik Kunnath. "That's why ABD is now our insurance provider."


Pankow



"Clients can become like family—and great relationships can span generations."

— Gerriann Smith, Mt. Diablo National Bank





The Rose

Mike, Gerriann and Joe

Mike Madden, President, Red Bear Property Management; Joe Madden, President, Goal Line Productions; and Gerriann Smith, Vice President and Relationship Manager, Mt. Diablo National Bank

It was November 2003 and Mike Madden's Red Bear Property Management—an investor/partner in a Marriott hotel in Livermore, California—needed financing for a balloon payment due on December 1. The hotel market was in a slump and hotel lenders were not easy to come by. Mike turned to Mt. Diablo National Bank's Gerriann Smith, a long-time friend of the family. "Gerriann worked hard, including all day on Veterans Day—a bank holiday—to get the deal done," recalls Mike. "That is just how Gerriann is; she's impressive personally and professionally. She not only rescued us from a potentially bad situation, she turned what could have been just a short-term fix into an excellent long-term solution."

Next up were what both brothers characterize as "miraculous" construction loan/mortgage packages for the two new homes they are currently building. "We call her Glinda the Good," says Joe, President of Goal Line Productions, the largest, fully integrated production studio in Northern California, "because she seems to wave a magic wand and things just fall into place."

Recently, Gerriann was at a community event with the Maddens, when one of the brother's babies needed a diaper change. "Let me do that," Gerriann said, taking control with motherly ease. "Now that's what I call real relationship banking," says Joe.

"We call her Glinda the Good."

Sons of famed sports commentator John Madden, Mike and Joe Madden have each established successful businesses—and they share the same building in Pleasanton, California. They also share the same banker, Mt. Diablo National Bank's Gerriann Smith. "Our family has been in this community for decades," Mike and Joe say, "so a community bank is important to us. We consider Gerriann part of our family."

Goal Line Productions and Red Bear Property Management



and Mike Madden

If you took top-level experienced professionals, focused them on key strategic markets, gave them local authority and local responsibility, supported them with a strong and flexible services organization and added specialized expertise for depth and diversification—you'd have something pretty special.

You'd have Greater Bay.

"Supporting clients that support the community is one of the best aspects of my job."

Maggie Rotzin, Mid-Peninsula Bank







Dave and Maggie at Second Harvest

Dave Sandretto, Executive Director, Second Harvest Food Bank of Santa Clara and San Mateo Counties and Maggie Rotzin, Senior Vice President and Senior Relationship Manager, Mid-Peninsula Bank

During lunch with an old friend, Dave Sandretto, Executive Director of Second Harvest Food Bank of Santa Clara and San Mateo Counties, mentioned some difficulties with the nonprofit's current bank. Second Harvest needed secure lockboxes at locations in both counties where it does food bank business, and its current bank couldn't accommodate this need. Dave's dining companion said he would introduce him to some people at Mid-Peninsula Bank.

"Maggie Rotzin and a few other folks from Mid-Peninsula Bank came down to Second Harvest Food Bank," recalls Dave. "They said, 'yes, we can do this; yes we can do that.' Clearly, these were decision makers, who didn't need to take things back to a committee."

Second Harvest Food Bank was on the verge of its holiday fundraising mailing, and needed the lockboxes in place to receive donations in both Santa Clara and San Mateo counties. "Virtually overnight, the Mid-Peninsula Bank team had installed the lockboxes, we plugged in the proper post office boxes on our mailing pieces, and ran with it," says Dave. "It was not only an incredibly efficient process, it was a true partnership."

The partnership extended to Greater Bay's 2004 holiday food drive to support Second Harvest Food Bank both as a VIP Sponsor and with donations directly from Greater Bay employees. "It started with a lunch," says Dave, "and now Maggie keeps cooking up new ways to help us put food on more people's tables."

"Overnight we had what we needed."

Serving an average of 163,500 people each month, the Second Harvest Food Bank of Santa Clara and San Mateo Counties distributes more than 27 million pounds of food each year to low-income children, adults and seniors. "We focus on helping people in need," says the nonprofit's Executive Director Dave Sandretto. "It really helps that our bankers are so focused on our needs."



Second Harvest Food Bank

Dave Sandretto



bert and Roxann at R.W. Garcia Company



"Manufacturers are essential to our economy, and banking them is central to our business."

—Roxann Burns, Greater Bay SBA Lending

Robert Garcia, President, R.W. Garcia Company and Roxann Burns, President, Greater Bay SBA Lending

Robert Garcia started his snack food company in the early 1980's with two things: a good idea—to produce all natural, organic products, an almost non-existent niche at the time—and a $1,000 loan from his mother. "I soon discovered that bankers aren't quite as generous as mothers," says Robert. "Greater Bay's Roxann Burns was the first banker to take us seriously. She spent the time to understand our business. She absolutely dazzled me," Robert recalls. "Still does."

Since Robert and Roxann's first meeting in 2003, which Robert describes as "spending time with an old friend," Greater Bay SBA Lending has arranged two SBA loans to help Robert grow his company. The second, larger, loan financed R.W. Garcia's state-of-the-art manufacturing facility in North Carolina, currently turning out 2,300 pounds of tortilla chips per hour.

"Unlike many SBA lenders, Greater Bay is an SBA 504 originator," explains Roxann. "Our SBA lending capability is broader than most of our competitors, because we're not as reliant on the secondary market. Having the ability to help good companies grow is why I got into this business—it's wonderful to be able to love your job."

The relationship between banker and client continues to grow in new and interesting ways. "Roxann and Greater Bay nominated me for the 2004 SBA Small Business Person of the Year," says Robert. "That was so gratifying. Better yet, I won."

"They came through for us when others walked away."

In 1986, R.W. Garcia Company began manufacturing its first product, Quality All Natural Tortilla Chips, in its start-up facilities in San Jose, California. Today, the company has three manufacturing plants and sells a variety of products throughout the United States and Europe. "Success is having the guts to turn opportunity into reality," says company President Robert Garcia. "It also helps to have a really great banker."

R.W. Garcia Company



Robert Garcia

People are always saying, "It's not personal, it's business."
Those people don't work at Greater Bay.

It's personal